

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2025

Pierrem Schurmann
Chief Executive Officer
Nvni Group Ltd
P.O.Box 10008, Willow House, Cricket Square
Grand Cayman, Cayman Islands KY1-1001

> **Re: Nvni Group Ltd**
> **Registration Statement on Form F-1**
> **Filed February 10, 2025**
> **File No. 333-284809**

Dear Pierrem Schurmann:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at 202-551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Thiago Spercel